

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

<u>Via E-mail</u>
Tim M. Mayleben
President and Chief Executive Officer
Esperion Therapeutics, Inc.
46701 Commerce Center Drive
Plymouth, MI 48170

> **Re: Esperion Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2013**
> **File No. 333-188595**

Dear Mr. Mayleben:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 41</u>

1. We note your response to prior comment 10. Please include an approximate dollar amount that you intend to allocate toward the Phase 2b clinical trial and the end of Phase 2 meeting with the FDA, as well as the amount you will use for your other programs and general corporate purposes.

<u>Critical Accounting Policies and Significant Judgments and Estimates</u>
<u>Stock-Based Compensation & Warrant Liability</u>
<u>Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 51</u>

2. We acknowledge your response and disclosure revisions related to our prior comment number 13. As a reminder, we continue to include the following follow-up comments regarding your disclosure and accounting for stock-based compensation:

- Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed;

- Please provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis; and

- Once the IPO price is disclosed, we will assess your accounting for convertible equity and debt issuances.

Business
ETC-1002, page 64

3. We note your response to prior comment 14. While we recognize that you are a development-stage company, you have initiated your product development based on certain hypotheses, including that ETC-1002's mechanism of action will inhibit ACL and that this will in turn reduce LDL-C levels. To the extent that you are aware of any controversy associated with this methodology and/or preliminary conclusions concerning ETC-1002, you should disclose this as appropriate in your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact James Peklenk at (202) 551-3661 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Bloom, Esq.
       Arthur R. McGivern, Esq.
       Goodwin Procter LLP
       Exchange Place
       53 State Street
       Boston, MA 02109